

countsharp

Automated
Accounting & Audit
for Entrepreneurs

Problem

It Is Difficult, Time Consuming, And Expensive To:



Maintain Updated Books And Records

Produce Financial Statements

Have Your Company's Financial Statements Reviewed And Audited

Solution









CountSharp helps streamline the audit process..

CountSharp software helps aggregate financial information into one place to produce your financial statements.

Automated financial review & audit functions save time and money.

Benefits

 Helps track, measure, and improve your business performance

 Automates accounting processes

 Streamlines your existing systems, giving you a comprehensive view of your financial statements, reports, & management information

 Provides automated review or audit of your financial statements more quickly and at a lower cost

Market Opportunity

The accounting software market reached $14.1 billion in 2021.





Projected To Reach

$70.2 Billion In **2030**

Growing At Almost

20% CAGR

Source: Allied Market Research

Business Model





CountSharp plans to charge a monthly subscription fee ranging from:

- $50 per month for basic services
- $3,000 per month for full-time accounting



Plus:

- A la carte pricing for audit and review of financial statements

Team



Manager

- COO Saône Capital

- Former Managing Director & Counsel, Travelers



Accounting

- Former Chairman of Diamond Lake Minerals

- Former CEO of Luminart and G.I.Industries (sold to Waste Management Inc.)